Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement on Form N-2 of our report dated February 27, 2026, relating to the financial statements and financial highlights of Oaktree Asset-Backed Income Fund Inc., appearing in Form N-CSR of Oaktree Asset-Backed Income Fund Inc. for the period from March 27, 2025 (commencement of investment operations) through December 31, 2025, and to the references to us under the headings "Financial Highlights" and “Independent Registered Public Accounting Firm” in the Prospectus, and "Independent Registered Public Accounting Firm" and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois
April 30, 2026